IAMGOLD MEETS PRODUCTION AND COST GUIDANCE FOR 2018;
PROVIDES 2019 GUIDANCE

All 2018 numbers are preliminary and unaudited and subject to final adjustment.
All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 16, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced preliminary operating results for 2018 and guidance for 2019.

“IAMGOLD continued to execute on its operating strategy in 2018,” said IAMGOLD’s President and CEO, Steve Letwin. “We anticipate annual production of 882,000, including another record production year at Essakane, and expect to meet cost guidance. We continue to progress value-enhancing initiatives and delivered on a number of project milestones in 2018, including: Feasibility Studies at Côté Gold and Boto Gold, declaration of reserves at Saramacca, initial resource estimates at Gossey, Eastern Borosi, and Monster Lake, in addition to a number of low-capex, short payback projects. IAMGOLD is building a growth pipeline, which is expected to drive production to 1.2 to 1.3 million ounces by 2022, while decreasing all-in sustaining costs below $850 an ounce.”

Performance Highlights for 2018

  Attributable gold production of 882,000 ounces; near the high end of guidance of 850,000 to 900,000 ounces; fourth quarter production of 231,000 ounces.
  Attributable gold sales of 872,000 ounces.
  Total cash costs1 expected at the high end of guidance of $750 to $800 per ounce produced.
  All-in sustaining costs1 expected near the high end of guidance of $990 to $1,070 per ounce sold.
  Significant increase in reserves at Essakane, Rosebel, Côté Gold, and Boto Gold and a maiden reserve declaration at Saramacca.
  Capital expenditures approximate guidance of $305 million ± 5%.
  Cash taxes expected to be approximately $40 million.
  Approximately $734 million in cash, cash equivalents and money market investments as at December 31, 2018.
  Credit facility doubled to $500 million and the maturity extended to 2023.

Guidance Highlights for 2019

  Attributable gold production between 810,000 and 870,000 ounces.
  Cost of sales between $790 and $840 per ounce.
  Total cash costs between $765 and $815 per ounce.
  All-in sustaining costs between $1,030 and $1,080 per ounce.
  All-in sustaining costs and cash costs per ounce expected to trend downwards in second half.
  Building on 2018 exploration success, we continue to target additional resources at Saramacca, Essakane, Boto, Siribaya, Monster Lake, Nelligan and Eastern Borosi.
  Capital expenditures of $335 million ± 5%, with sustaining capital at a level consistent with 2018 and non-sustaining capital higher, mainly due to the development of Saramacca.
  Côté Gold Project investment decision expected in the first quarter of 2019; associated capital expenditures will be provided at that time.

1 Non-GAAP measure.

2018 PRELIMINARY OPERATING RESULTS

Full year attributable production of 882,000 ounces was near the high end of guidance of 850,000 to 900,000 ounces. Attributable gold production for the fourth quarter 2018 was 231,000 ounces.

The following table presents attributable production by operating site:

ATTRIBUTABLE GOLD PRODUCTION
(000s oz)	Q1 2018	Q2 2018	Q3 2018	Q4 2018	2018	Guidance
Owner-Operator
Essakane (90%)	109	97	96	103	405	390 – 405
Rosebel (95%)	65	70	67	85	287	280 – 295
Westwood (100%)	40	31	30	28	129	125 – 135
Total Owner-Operator	214	198	193	216	821	795 – 835
Joint Ventures	15	16	15	15	61	55 – 65
TOTAL	229	214	208	231	882	850 – 900

Total cash costs for 2018 are expected at the high end of guidance of $750 to 800 per ounce produced, and all-in sustaining costs are expected to be near the high end of guidance of $990 to $1,070 per ounce sold.

2019 PRODUCTION AND COST GUIDANCE

Full Year Guidance[1]	2019
Essakane (000s oz)	375 – 390
Rosebel (000s oz)	315 – 330
Westwood (000s oz)	100 – 120
Total owner-operator production (000s oz)	790 – 840
Sadiola Joint Venture (000s oz)	20 – 30
Total attributable production (000s oz)	810 – 870

Total cost of sales[2] ($/oz)	$790 – $840

Total cash costs[3,4] – owner-operator ($/oz)	$765 – $815
Total cash costs[3,5] ($/oz)	$765 – $815

All-in sustaining costs[3,4] – owner-operator ($/oz)	$1,030 – $1,080
All-in sustaining costs[3,5] ($/oz)	$1,030 – $1,080

1 Guidance for 2019 is based on the following assumptions:

  Average gold price per ounce of $1,225;
  Average crude oil price per barrel of $62;
  U.S. dollar value of the Euro of $1.15; and
  Canadian dollar value of the U.S. dollar of $1.30

2 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.
3 Non-GAAP measure.
4 Consists of Rosebel, Essakane, and Westwood on an attributable basis.
5 Consists of Rosebel, Essakane, Westwood, and the Sadiola joint venture on an attributable basis.

For 2019, we provide production guidance between 810,000 and 870,000 ounces, with owner-operator production remaining flat, planned cessation of Sadiola operations during 2019, ongoing ramp up at Westwood and increased production at Rosbel. Following two years of record output at Essakane, we expect production to be lower than 2018 due to lower availability of high grade zones, partially offset by higher recoveries resulting from the positive impact of the newly commissioned oxygen plant. At Rosebel, we expect production to be higher than 2018 due to higher grades, the inclusion of Saramacca ore in the second half of the year, and increased recoveries. Westwood production is expected to be between 100,000 to 120,000 ounces as mining and development activity continues to ramp up, while respecting our safety protocols for mining in areas where seismicity is present. As Sadiola is expected to deplete oxide ore stockpiles in the first half of 2019, production is expected to decrease to between 20,000 and 30,000 ounces.

All-in sustaining cost guidance of $1,030 to $1,080 per ounce for 2019 reflects continued progress with initiatives to improve productivity and optimize performance across the sites. Readers are reminded that the guidance we provide is annual and that quarterly variation is normal. We expect 2019 production to be lighter in the first half of the year, reflecting lower production at Rosebel as a result of mine sequencing. As production builds in the second half of the year at Rosebel with production commencing at Saramacca, cash costs and all-in sustaining costs per ounce are expected to trend lower.

2019 CAPITAL EXPENDITURE GUIDANCE

	Sustaining[1]	Non-Sustaining
($ millions)		(Development/	Total[2]
		Expansion)
Essakane	$75	$50	$125
Rosebel	70	75	145
Westwood	15	30	45
Owner-operator	160	155	315
Corporate and Development Projects	-	20	20
Total owner-operator	160	175	335
Sadiola (Joint Venture)	-	-	-
Total[3,4] (±5%)	$160	$175	$335

1 Sustaining capital includes capitalized stripping of $40 million for Essakane and $30 million for Rosebel.
2 Includes $16 million of capitalized exploration expenditures. See Exploration Plan 2019 table in the following section.
3 Capitalized borrowing costs are not included.
4 In addition to the above capital expenditures, $10 million in total principal lease payments are expected.

In 2019, we expect capital spending to be $335 million ± 5%. The increase in spending over 2018 reflects advancement of the company’s growth projects as outlined in the non-sustaining capital section below. Sustaining capital is expected to remain at a level similar to 2018. We anticipate a construction decision on the Côté Gold project in the first quarter of 2019. Associated capital expenditures will be provided at that time.

Non-Sustaining
Rosebel’s non-sustaining capital of $75 million is for the development of Saramacca as we target a production start in the second half of 2019. Essakane’s non-sustaining capital of $50 million is mainly for tailings facility liners, tailings thickening plant, and the planned mill upgrade. Westwood’s non-sustaining capital of $30 million is mainly for expansion/ramp-up development. The $20 million for Corporate and Development Projects is mainly related to the Côté Gold project Early Works.

Sustaining Capital
Sustaining capital guidance of $160 million is expected to be at a level similar to 2018. Total capitalized stripping, which is included in sustaining capital of $70 million, is higher than 2018 primarily due to higher capitalized stripping at Rosebel.

2019 EXPLORATION PLAN

Through an active and sustained exploration program, we have not only successfully increased Mineral Resources over the past two years, but also nearly doubled our Mineral Reserves, net of depletion, over the same period. Our exploration program is focused on continuing to upgrade Resources to Reserves, and the discovery of new ounces through our wholly-owned and joint venture projects in the Americas and West Africa, as well as through the targeting of satellite deposits and resource expansions near our existing mines. In 2019, we maintained our budget for exploration projects of $60 million, which includes continued evaluation of satellite targets at Essakane in Burkina Faso, evaluation of underground potential of Saramacca and other prospects along the Saramacca-Brokolonko trend near Rosebel in Suriname, and the initiation of delineation drilling at the newly optioned Rouyn-Yorbeau property near Westwood in Quebec. In addition, we plan to continue exploration of targets near the Côté Gold and Boto Gold development projects, and advancing our industry leading portfolio of advanced to early-stage Greenfield projects.

		2018 Actual			2019 Plan

($ millions)	Capitalized	Expensed	Total	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$2	$29	$31	$-	$34	$34
Exploration projects - brownfield[1]	16	10	26	16	10	26
Exploration Projects	18	39	57	16	44	60
Feasibility and other studies	24	-	24	-	-	-

Total Exploration	$42	$39	$81	$16	$44	$60

1 Includes near mine exploration and resource development of $13 million for 2018 Actual and $13 million for 2019 Plan.
2 The capitalized portion of the 2019 Plan of $16 million is included in our capital spending guidance of $335 million ± 5%.

CONFERENCE CALL

IAMGOLD will release its fourth quarter and full year 2018 financial results after market hours on Wednesday, February 20th, 2019. A conference call will be held on Thursday, February 21, 2019 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD’s 2018 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 2863#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Guidance Highlights for 2019", "2019 Production and Cost Guidance", “2019 Capital Expenditure Guidance”, and "2019 Exploration Plan", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words “may”, “will”, “should”, “continue”, “expect”, “estimate”, “plan”, “guidance”, “outlook”, “potential”, "transformation", “targets”, "significant", "superior", "outstanding", “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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